PRICING TERM SHEET

Filed Pursuant to Rule 433
Registration No. 333-220885
November 14, 2018

ENSTAR GROUP LIMITED
4,400,000 Depositary Shares
Each representing a 1/1,000th interest in a share of
7.00% Perpetual Non-Cumulative Preference Shares, Series E, par value $1.00 per share
(Liquidation Preference $25,000 Per Preferred Share)

Issuer:	Enstar Group Limited
Security Type:	Depositary Shares, each representing a 1/1,000th interest in a share of the Issuer’s 7.00% Perpetual Non-Cumulative Preference Shares, Series E
Size:
4,400,000 Depositary Shares ($110,000,000 aggregate liquidation preference); or 5,060,000 Depositary Shares ($126,500,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares in full

Option to Purchase Additional Shares:	Up to 660,000 additional Depositary Shares
Trade Date:	November 14, 2018
Settlement Date:	November 21, 2018 (T+5)
Maturity:	Perpetual
Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25.00 per Depositary Share)
Ratings (S&P / Fitch)*:	BB+ / BB+
Dividend Payment Dates:	Commencing on March 1, 2019, quarterly in arrears on the first day of March, June, September and December of each year, only when, as and if declared
Dividend Rate (Non-Cumulative):	7.00% per annum
Optional Redemption:
The Preferred Shares represented by the Depositary Shares are not redeemable prior to March 1, 2024, except in specified circumstances relating to certain tax events or corporate events or within 90 days following the occurrence of a “capital disqualification event” or the occurrence of a “rating agency event” (at such prices set forth and as each term is defined in the preliminary prospectus supplement). On and after March 1, 2024, the Preferred Shares represented by the Depositary Shares will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to $25,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends. No redemption may occur prior to March 1, 2024, unless (1) the Issuer has sufficient funds in order to meet the Bermuda Monetary Authority’s (the “BMA”) Enhanced Capital Requirement (the “ECR”) and the BMA (or its successor, if any) approves of the redemption or (2) the Issuer replaces the capital represented by the Preferred Shares with capital having equal or better capital treatment as the Preferred Shares under the ECR.

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discounts**:
$0.50 per Depositary Share with respect to 245,000 Depositary Shares reserved for sale to certain institutions, or $122,500 total; $0.7875 per Depositary Share with respect to the remaining 4,155,000 Depositary Shares, or $3,272,062.50 total

Proceeds to the Issuer, before expenses**:	$106,605,437.50
Expected Listing:	The Issuer has applied to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “ESGRO”.
CUSIP / ISIN:	29359U 208 / US29359U2087
Use of Proceeds:	The net proceeds from this offering are intended to be used for general corporate purposes, including, but not limited to, funding for acquisitions, working capital and other business opportunities.
Joint Book-Running Managers:	Wells Fargo Securities, LLC Morgan Stanley & Co. LLC J.P. Morgan Securities LLC
Joint Lead Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. nabSecurities, LLC
Co-Manager:	Lloyds Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: This assumes no exercise of the underwriters’ option to purchase additional Depositary Shares and reflects 245,000 Depositary Shares sold to certain institutions and 4,155,000 Depositary Shares sold to other investors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by emailing prospectus@morganstanley.com or by calling J.P. Morgan Securities LLC at 1-212-834-4533.

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